EXHIBIT TO ITEM 77I
Sterling Capital Funds
Terms of New or Amended Securities


The officers of Sterling Capital Funds are authorized and
directed to issue and sell shares of beneficial interest of
Class T Shares to the public.   The Class T shares of
beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Amended and Restated Agreement and Declaration of Trust dated February 1, 2011 and the Multiple Class Plan
Pursuant to Rule 18f-3 of Sterling Capital Funds.

A description of the Class T Shares is incorporated by reference to the Post-Effective Amendment No. 132 to the Registration Statement as filed with the SEC via EDGAR on April 4, 2017 (Accession No. 0001193125-17-109677).